UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2025	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario

Canada M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F ☐                        Form 40-F ☑

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File Nos. 333-130283, 333-09874 and 333-218913 and Form F-3 File Nos. 333-219550, 333-220284, 333-272447, and 333-282307.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: March 4, 2025	By:	/s/ Natalie Biderman
	Name:	Natalie Biderman
	Title:	Vice-President, Corporate Secretary

Exhibits

Exhibit	Description of Exhibit

99.1	Management Proxy Circular (including Notice of Meeting)

99.2	Annual Report

99.3	Notice-and-Access Notice

99.4	Proxy Form

99.5	News Release - CIBC’s 2025 Annual and Special Meeting of Shareholders Meeting Materials Now Available

99.6	Marked Copy of the Proposed Amendments to by-Law No. 1